Exhibit 99.1

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Christine Haas, Haas Communications

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G Medical Innovations is introducing affordable, new direct to consumer home health testing kits with quick results

●	The first 7 new health testing kits covering Food sensitivity (96 and 208 types of food), indoor/outdoor allergies, Thyroid functioning, testosterone levels, HbA1C and HPV tests will be available for purchasing by consumers during Q3-2022 online as well as at popular retail locations and pharmacies

●	The tests offered to the consumers utilize FDA registered components

●	Test kit prices range from $50-$260, all provide results within days by CLIA certified labs

●	Additional testing kits to be announced later this year

●	Over time the company excepts to serve millions of Americans

IRVINE, Calif. (July 13, 2022) – G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) (the “Company” or “G Medical Innovations”) today announced that its wholly owned subsidiary, G. Medical Health and Wellness, Inc., has developed seven different at-home tests that are expected to be available to consumers during Q3-2022 through popular big-box retail sites, pharmacies and Online. The tests developed for health issues ranging from food sensitivity, Indoor/Outdoor allergies, HPV, thyroid functioning, testosterone levels, and the hemoglobin A1C test, with results going directly to the user within days.

“Now, instead of spending time at the doctor’s office, doing the tests which often sum up to several hundreds of dollars, in a click of a button, consumers will be able to order tests online, perform the test in privacy and receive their results online within few days from receiving the test in the lab.

This will allow them to quickly begin making any necessary health changes or follow up health care visits,” said Dr. Yacov Geva, CEO of G Medical Innovations.

The simplicity of the Company’s tests is that instead of drawing whole blood from the vein, the tests use simple, non-painful elements such as saliva, swab sticks, and blood drop from finger pricking to provide the same results. Consumers should expect to pay anywhere from $50 to $260 depending on the tests’ complexity.

As Telehealth and Telemedicine industry pioneers, the management of G Medical Innovations has been offering patient home care monitoring and service for over 30 years. The Company has taken a strategic decision to divert to more comprehensive home testing solutions as an expansion of its patient services and as part of its vision to move towards a home-based health care system.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next-generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e. IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses the launch of its new health testing kits, expected availability, pricing and timing for results, the benefits of using the new kits, the expected announcement of additional testing kits later this year and the Company’s expectation to serve millions of Americans over time. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2022, which is available on the SEC’s website, www.sec.gov. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACT:

G Medical Innovations

service@gmedinnovations.com